Exhibit 12.1

AAC Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Three Months Ended March 31, 2018 and Years Ended December 31, 2013 through 2017

(in thousands except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$6,709	$16,811	$8,175	$3,607	$1,872	$1,390
Capitalized interest	186	723	329	140	—	—
Portion of rental expense which represents interest factor	705	2,505	2,454	1,766	702	1,545

Total fixed charges	7,600	20,039	10,958	5,513	2,574	2,935
Preferred stock dividends pre-tax income requirements	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$7,600	$20,039	$10,958	$5,513	$2,574	$2,935

Earnings available for fixed charges:
Pre-tax (loss) income	$(2,095)	$(30,105)	$(6,961)	$13,121	$8,921	$2,107
Fixed charges	7,600	20,039	10,958	5,513	2,574	2,935
Less: capitalized interest	(186)	(723)	(329)	(140)	—	—

Earnings available for fixed charges and preferred stock dividends	$5,319	$(10,789)	$3,668	$18,494	$11,495	$5,042

Ratio of earnings available for fixed charges and preferred stock dividends(1)	*	*	*	3.35x	4.47x	1.72x

(1)	For the three months ended March 31, 2018 and the years ended December 31, 2017 and 2016, earnings were not sufficient to cover fixed charges by approximately $2,300, $30,800 and $7,300, respectively.